

August 25, 2015

Robin Gantt
Chief Financial Officer
Northwest Pipe Company
5721 SE Columbia Way
Vancouver, Washington 98661

> **Re:** **Northwest Pipe Company**
> **Form 10-K**
> **Filed March 16, 2015**
> **Definitive Proxy on Schedule 14A**
> **Filed April 30, 2015**
> **File No. 0-27140**

Dear Ms. Gantt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 1. Business, page 2

1. On page F-33 you state that you have two customers who each accounted for more than 10% of your total net sales over the last fiscal year. In future filings, please disclose in your business section the names of these customers if the loss of these customers would have a material adverse effect on your business as a whole. See Item 101(c)(1)(vii) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

2014 Grants of Plan-Based Awards, page 16

2. We note that your named executive officers participated in a non-equity incentive plan in fiscal year 2014. In future filings, please include the required disclosure for this incentive plan in this table. See Item 402(d) of Regulation S-K.

3. The RSUs awarded to your named executive officers do not appear to have been awarded pursuant to an equity incentive plan and therefore it is not clear why you provided disclosure in columns (g) and (h) of the Grants of the Plan-Based Awards Table. Please clarify, or in future filings, disclose these RSUs in the "All Other Stock Awards" column (column (i)) of this table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Korvin, Staff Attorney at (202) 551-3236 or, in his absence Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have questions regarding these comments. Please contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Jeanne Baker, Assistant Chief Accountant, at (202) 551- 3691 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief